UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-41660

YanGuFang International Group Co., Ltd.

3/F, Building 3

33 Suhong Road, Minhang District

Shanghai, China, 201100

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On June 30, 2023, YanGuFang International Group Co., Ltd. (the “Company”) issued a press release announcing its unaudited financial results for the six months ended December 31, 2022. A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K.

Attached as Exhibit 99.2 to this report is Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Company for the Six Months Ended December 31, 2022 and 2021.

Attached as Exhibit 99.3 to this report is Unaudited Condensed Consolidated Financial Statements of the Company for the Six Months Ended December 31, 2022 and 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YanGuFang International Group Co., Ltd.

Date: June 30, 2023	By:	/s/ Junguo He
	Name:	Junguo He
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release on Financial Results for the Six Months Ended December 31, 2022 and 2021
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended December 31, 2022 and 2021
99.3	Unaudited Condensed Consolidated Financial Statements for the Six Months Ended December 31, 2022 and 2021

3